Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

July 25, 2011	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatrickstockton.com

VIA EDGAR and E-Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attention:   Michael R. Clampitt, Senior Counsel

Re:	United Community Banks, Inc.
Registration Statement on Form S-1
Filed June 29, 2011
File No. 333-175226

Dear Mr. Clampitt:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide the below response to the Staff’s comment letter to the Company dated July 14, 2011.  As requested, this response is keyed to correspond to the Staff’s comment letter, which we do by setting out the Staff’s comment followed by our response.

Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc. or the Company in the response below refer to United Community Banks, Inc.  In addition, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Form S-1 filed June 29, 2011

Prospectus Cover Page

1.
We note the non-voting common stock will be sold by the selling shareholders at a price of $9.50 per share, or at privately negotiated prices, until a market develops for the nonvoting common stock. However, shares of non-voting common stock cannot be sold at privately negotiated prices since there is no existing market for such shares. Please revise to disclose that the selling shareholders will sell the non-voting common stock at a price of $x.xx per share until the shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

Letter to the Securities and Exchange Commission
July 25, 2011

Response:

We will make the requested revision as shown in the redlined draft attached hereto as Exhibit A by filing an amendment to the Company’s Registration Statement on Form S-1 (File No. 333-175226).  If the proposed revision shown in Exhibit A satisfies the Staff’s concerns and the Staff has no additional comments, we will proceed with the filing of such amendment.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,
/s/ James W. Stevens James W. Stevens

Cc:          Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.

EXHIBIT A

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, Dated ~~June 29,~~July __, 2011

PROSPECTUS

UP TO 24,085,777 SHARES OF COMMON STOCK
UP TO 15,914,209 SHARES OF NON-VOTING COMMON STOCK

This prospectus relates to the offer and sale of up to 24,085,777 shares of our common stock, par value $1.00 per share (the “Common Stock”) and up to 15,914,209 shares of our non-voting common stock, par value $1.00 per share (the “Non-Voting Common Stock”), by certain selling shareholders identified herein (the “Selling Shareholders”).  We issued the Common Stock and the Non-Voting Common Stock (collectively, the “Securities”) in a private placement to the Selling Shareholders that closed on March 30, 2011 (the “Private Placement”).  We are registering the resale of the Securities as required by the investment agreement and subscription agreements (the “Investment Agreements”) that we entered into with the Selling Shareholders.

The Selling Shareholders may sell all or a portion of the Common Stock from time to time, in amounts, at prices and on terms determined at the time of the offering.  ~~The~~Until such time as a market develops for the Non-Voting Common Stock, if any, the Selling Shareholders may sell all or a portion of their shares of the Non-Voting Common Stock from time to time~~, in amounts and on terms determined at the time of the offering.  The Non-Voting Common Stock will be sold by the Selling Shareholders at a price of $9.50 per share, or at privately negotiated prices, until a market develops for the Non-Voting Common Stock, if any~~ at a price per share that is equal to the lower of (i) the price per share that any Common Stock is being sold for in the same offering, or (ii) the then-prevailing market price of the Common Stock.  Thereafter, the Selling Shareholders may sell all or a portion of their shares of the Non-Voting Common Stock from time to time in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price of the Non-Voting Common Stock or at negotiated prices.  We will not receive any proceeds from the sale of the Securities by the Selling Shareholders.  The Securities may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 13.

Our Common Stock is currently traded on the Nasdaq Global Select Market under the symbol ~~“UCBID” to reflect the recent reclassification of our Common Stock.  As of July 19, 2011, our Common Stock will resume trading on the Nasdaq Global Select Market under its former symbol, “UCBI”.  On June 28,~~“UCBI”.  On July __, 2011, the last reported sale price of our Common Stock on the Nasdaq Global Select Market was $~~10.18~~____ per share.  You are urged to obtain current market quotations of our Common Stock.  The Non-Voting Common Stock is not listed on any stock exchange, and we do not intend to list any shares of such stock on a stock exchange.  No market currently exists for the Non-Voting Common Stock.  When and if a market develops, you are urged to obtain current market quotations of our Non-Voting Common Stock.

Investing in the Securities involves a high degree of risk.  See the section entitled “Risk Factors” beginning on page 7 and the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the Securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.  An investment in the Securities of United Community Banks, Inc. is not insured by the Federal Deposit Insurance Corporation or any other government agency.

The Securities are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is ____________ __, 2011